March 19, 2020

Neil Dougherty
Chief Financial Officer
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

       Re: Keysight Technologies, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2019
           Filed December 18, 2019
           File No. 001-36334

Dear Mr. Dougherty:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences